Exhibit 99.1

Alterity Therapeutics Announces Granting of New Composition of Matter Patent and Exclusive License Agreement for Assets in Alzheimer’s Disease

– Composition of matter patent from USPTO covers more than 100 novel compounds targeting neurodegenerative diseases including Alzheimer’s –

– Newly patented compounds and legacy asset PBT2 licensed to Professor Colin Masters for evaluation in Alzheimer’s and related diseases –

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 14 March 2023: Alterity Therapeutics (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”), a biotechnology company dedicated to developing disease modifying treatments for neurodegenerative diseases, today announced that the composition of matter patent previously allowed by the United States Patent and Trademark Office (USPTO) has now been granted. The patent, entitled “Compounds for and methods of treating diseases” (No. 11,603,364), covers more than 100 novel compounds with an acyl hydrazone (AH) structure and provides 20 years of exclusivity.

Alterity also announced a Licensing Agreement for the new patent and a sub-licensing agreement for PBT2 to Professor Colin Masters, M.D., A.O., to advance these compounds for the treatment of Alzheimer’s and related diseases. Under the license agreement, Alterity grants the entire rights to the AH patent as well as an exclusive worldwide license to develop and commercialize both AH and PBT2 in Alzheimer’s disease (AD). In exchange, Alterity is entitled to future royalties of net sales from the assets.

Professor Masters is a preeminent researcher in the field of Alzheimer’s disease whose work characterizing the beta amyloid protein (Aβ amyloid) that forms the cerebral plaques in AD has laid the foundation for recently approved treatments for this neurodegenerative disease. He has received numerous awards and recognition for his research, including the Order of Australia (A.O.) which recognizes Australians who have demonstrated exceptional achievement, and a Lifetime Achievement Award in Alzheimer’s Disease Research from the Alzheimer’s Association.

“This new patent is a testament to the ongoing success of our discovery team as they continue to generate novel small molecules with potential to treat important neurodegenerative diseases,” said David Stamler, M.D., Chief Executive Officer, Alterity. “We are excited to extend our long-standing collaboration with Professor Masters, whose understanding of the role of beta amyloid in Alzheimer’s disease pathogenesis and research cannot be overstated. Because the AH compounds act similarly to PBT2, this deal makes good sense for future research and development to occur alongside one another. This arrangement broadens the opportunity for both programs since our clinical development efforts are currently focused on Parkinsonian disorders such as Multiple System Atrophy and Parkinson’s disease.”

Professor Masters, added, “Our research teams are excited for the opportunity to advance PBT2 and the compounds associated with the AH patent. We look forward to continued collaborations with Alterity as we look to add value to existing patents and find ways to develop novel Alzheimer’s disease-modifying therapeutics using the latest technologies employing imaging and biofluid biomarkers.”

The acyl hydrazone patent is based on a new scaffold that is distinct from those specified in recent patents granted to Alterity and includes more than 100 novel small molecules, at least one of which has demonstrated efficacy in an animal model of dementia.

PBT2 is a low molecular weight drug candidate discovered by Alterity and is currently the Company’s product candidate for Alzheimer’s disease. It is orally bioavailable, crosses the blood- brain barrier, and was found to be safe and well tolerated in clinical trials in healthy volunteers and patients. PBT2 has demonstrated efficacy in individuals with Alzheimer’s disease.

About Alzheimer’s Disease

Alzheimer’s disease is a progressive neurologic disorder that causes the brain to shrink (atrophy) and brain cells to die. Alzheimer’s disease is the most common cause of dementia — a continuous decline in thinking, behavioral, and social skills that affects a person’s ability to function independently. Approximately 5.8 million people in the United States age 65 and older live with Alzheimer’s disease. Of those, 80% are 75 years old and older. Out of the approximately 50 million people worldwide with dementia, between 60% and 70% are estimated to have Alzheimer’s disease. Medications may temporarily improve or slow progression of symptoms, but there is no treatment that cures Alzheimer’s disease or alters the disease process in the brain. In advanced stages of the disease, complications from severe loss of brain function, such as dehydration, malnutrition or infection, result in death.1

About Alterity Therapeutics Limited

Alterity Therapeutics is a clinical stage biotechnology company dedicated to creating an alternate future for people living with neurodegenerative diseases. The Company’s lead asset, ATH434, has the potential to treat various Parkinsonian disorders. Alterity also has a broad drug discovery platform generating patentable chemical compounds to intercede in disease processes. The Company is based in Melbourne, Australia, and San Francisco, California, USA. For further information please visit the Company’s web site at www.alteritytherapeutics.com.

[1]	Mayo Clinic: Alzheimer’s Disease

Authorisation & Additional information

This announcement was authorized by David Stamler, CEO of Alterity Therapeutics Limited.

Investor and Media Contacts:

Australia

Ana Luiza Harrop

we-aualteritytherapeutics@we-worldwide.com

+61 452 510 255

U.S.

Remy Bernarda

remy.bernarda@iradvisory.com

+1 (415) 203-6386

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward- looking statements by use of such words as “expects,” “intends,” “hopes,” “anticipates,” “believes,” “could,” “may,” “evidences” and “estimates,” and other similar expressions, but these words are not the exclusive means of identifying such statements.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company’s drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company’s drug development program, including, but not limited to, ATH434, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, ATH434, uncertainties relating to the impact of the novel coronavirus (COVID-19) pandemic on the company’s business, operations and employees, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company’s drug compounds, including, but not limited to, ATH434, that could slow or prevent products coming to market, the uncertainty of obtaining patent protection for the Company’s intellectual property or trade secrets, the uncertainty of successfully enforcing the Company’s patent rights and the uncertainty of the Company freedom to operate.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward- looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

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